September 8, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Attn:     Larry Spirgel, Assistant Director

RE:	PRA Group, Inc. Form 10-K for Fiscal Year Ended December 31, 2015 Filed February 26, 2016 Form 10-Q for Fiscal Quarter Ended June 30, 2016 Filed August 9, 2016 File No. 000-50058

Mr. Spirgel:

With respect to the referenced matter, PRA Group, Inc. (the “Company” or “we”) hereby submits the following response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 24, 2016, concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”) and the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2016 (the “Form 10-Q”).  To facilitate your review, we have reproduced the caption and numbered comment from your comment letter in bold text in our response, which is set forth in the attachment to this letter entitled, “PRA Group, Inc. Response.“

In providing this response, and in response to the Staff’s request, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact us.  We are available to discuss any of our responses with you at your convenience.

PRA Group, Inc.

/s/ Peter M. Graham
Peter M. Graham
Chief Financial Officer

PRA Group, Inc.
Response

Form 10-Q for Fiscal Quarter Ended June 30, 2016
Notes to Consolidated Financial Statements
10. Commitments and Contingencies, page 21
1.It appears that you did not accrue the jury award of $82 million in punitive damages. If true, please explain to us your consideration of the guidance in ASC 450-20-30-1 when determining that a loss accrual should not be recorded. Also, specifically tell us whether you intend to contest the decision vigorously or seek an out-of-court settlement, if there have been any settlement decisions, if management has received the opinions or views of legal counsel or other advisers regarding the likely amount of loss, and describe your experience in similar cases.

Response

This matter involves an effort to collect a credit card balance of $1,137 by the Company’s wholly-owned subsidiary, Portfolio Recovery Associates, LLC (“PRA LLC”). Such collection efforts included phone calls, letters, and, when those did not succeed, filing suit. Maria Guadalupe Mejia-Alcantara (“Mejia”), who denies that she is the obligor on the debt at issue, has alleged that PRA LLC mistakenly served her with process and filed counterclaims alleging violations of the Fair Debt Collection Practices Act (“FDCPA”) and malicious prosecution.

While PRA LLC voluntarily dismissed the collection action, Mejia’s counterclaim continued. In October 2014, the Court granted Mejia’s motion for discovery sanctions, striking PRA LLC’s pleadings, entering judgment for Mejia on her counterclaims and ordering that trial would be on damages alone. Following a trial on damages in early May, 2015, on May 11, 2015, the jury awarded Mejia $1,000 in statutory damages, $250,000 in actual damages, and punitive damages of $82,009,549. The trial court later awarded plaintiff an additional $9,995 in actual damages on her malicious prosecution claim, representing attorney’s fees and expenses in defending PRA’s collection claims against plaintiff, and an additional $309,248 in fees and expenses under the FDCPA. PRA LLC then timely filed motions to reduce or set aside the judgment, noting both procedural and legal grounds that it believes render the judgment invalid; however, all such motions were denied on or about November 9, 2015. PRA LLC then filed its appeal to the Missouri Court of Appeals, Western District, on November 17, 2015 and filed its appellate brief on June 20, 2016; Mejia’s response brief was just recently filed on August 31, 2016.

Given that PRA LLC was denied the opportunity to fully present its case in the underlying trial, which resulted in a punitive damage award of more than 300 times any actual damage suffered by Mejia, the Company considers the verdict and magnitude of the jury award to be erroneous. Nevertheless, we determined that the denial of post-trial motions, the entering of judgment against PRA LLC, and the status of preliminary settlement discussions indicated a probable loss.

We estimated the range of loss to be $2.5 million to $82.3 million. The low end of the range was determined based on PRA LLC’s settlement offer to Mejia in or around October 2015. While a settlement offer was provided by Mejia at an amount far less than the amount of the jury award, we determined the upper end of the range to be the amount of the jury award. The Company’s outside lawyers, who have been engaged throughout this matter, providing counsel on the appellate process and potential outcomes, including the likely amount of any loss in this matter, have been unable to estimate a likely amount of loss. We did not consider any amount within the range to be a better estimate than any other amount within the range. Therefore, in accordance with ASC 450-20-30-1, we accrued $2.5 million as of both December 31, 2015 and June 30, 2016.

While PRA LLC has substantial experience defending against claims such as those brought by Mejia, it does not have (nor is it aware of any similarly situated company having) any experience with an award of this magnitude, based on similar claims. As such, while PRA LLC is contesting the decision vigorously, as evidenced by its pleadings, post-trial motions, and appeal, it is willing to continue to consider reasonable opportunities to settle this matter.